SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

GOL and Azul Announce Codeshare Agreement

Customers will have access to extensive flight connectivity

with over 150 destinations and can choose in which program to accumulate points from codeshare flights

São Paulo, May 23, 2024 – Azul and GOL airlines announce today a commercial cooperation agreement that will connect their flight networks in Brazil through a codeshare agreement. This partnership covers all domestic routes operated exclusively, meaning rotes operated by one of the two companies but not the other.

The agreement also encompasses frequent flyer programs, allowing Azul Fidelidade and Smiles members to earn points in their preferred program when purchasing segments included in the codeshare agreement.

“This agreement will bring enormous benefits to our customers. Both companies have a history of aviation development in Brazil, focused on customer service excellence. "With Azul's highly connected network serving most cities in Brazil and GOL's strong presence in the main Brazilian markets, our complementary offerings will provide customers with the widest range of travel options," said Abhi Shah, President of Azul.

Consumers will benefit from this commercial partnership starting at the end of June, when the offer will become available through both companies' sales channels.

Customers will gain access to hundreds of new domestic routes, along with more convenient connection opportunities. For example, one could travel from Brasília to Tabatinga with a brief layover in Manaus, or from Rio de Janeiro to Marabá with a stop in Belém.

"GOL and Azul have always been dedicated to expanding the Brazilian aviation market. This codeshare agreement will provide customers with even more travel options across our country. GOL already has over 60 commercial agreements with various global airline partners, and we are eager to extend these benefits within Brazil," said Celso Ferrer, CEO of GOL.

Azul and GOL operate approximately 1,500 daily departures. This agreement will create over 2,700 travel opportunities with just one connection.

About GOL Linhas Aéreas Inteligentes S.A

GOL is Brazil's leading airline and part of the Abra Group. Since its foundation in 2001, it has been the company lowest-cost airline in Latin America, enabling the democratization of air travel. The Company maintains alliances with American Airlines and Air France-KLM, and offers Customers a variety of codeshare and interline agreements, enhancing convenience and ease of connections to any destination served by these partnerships. Committed to "Being First for Everyone", GOL provides the best travel experience to its passengers, including: legroom; a comprehensive platform with internet, movies and live TV; and the best loyalty program, Smiles. GOLLOG, the cargo transport division, facilitates parcel delivery across Brazil and internationally. The Company employs a team of 13,700 highly qualified aviation professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, offers approximately 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022 and the second most on-time airline in 2023. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Notice to Market

U.S. Media Contact Joele Frank, Wilkinson Brimmer Katcher: Leigh Parrish / Jed Repko lparrish@joelefrank.com / jrepko@joelefrank.com +1 212 355 4449	South America Media Contact In Press Porter Novelli gol@inpresspni.com.br

Investor Relations

ir@voegol.com.br
www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer